UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 22, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

20 November 2021
Ad hoc announcement pursuant to Article 53 of the SIX Exchange Regulation Listing Rules News Release
UBS Board of Directors announces Chairman and Vice Chairman nominations
Colm Kelleher to be nominated for election to the UBS Board of Directors to succeed Axel A. Weber as Chairman Lukas Gähwiler to be nominated for election to the UBS Board of Directors as Vice Chairman

Zurich/Basel, 20 November 2021 – The Board of Directors of UBS Group AG will nominate Colm Kelleher as new Chairman and Lukas Gähwiler as Vice Chairman for election to the Board at the Annual General Meeting on 6 April 2022. If elected, Colm Kelleher will succeed Axel A. Weber, who will have reached the maximum term limit after ten years in office and will thus not stand for re-election. Jeremy Anderson will continue in his role  as  Senior  Independent  Director  and  non-executive  member  of  the  Board.

Designated UBS Group AG Chairman Colm Kelleher, born in 1957, retired from Morgan Stanley in June 2019 as  President  of  the  firm  overseeing  both  the  Institutional  Securities  Business  and  Wealth  Management.

Previously, he was Co-President and then President of Morgan Stanley Institutional Securities from 2010 to 2015 and chief financial officer and co-head of Corporate Strategy from 2007 to 2009 and served as Morgan Stanley’s head of Global Capital Markets from 2006 to 2007. He holds an MA in Modern History from Oxford University  and  is  a  Fellow  of the Institute  of  Chartered  Accountants  (FCA).

Lukas Gähwiler, born in 1965, currently serves as Chairman of the Board of UBS Switzerland AG, after having been a member of the Group Executive Board of UBS Group AG and UBS AG and President UBS Switzerland from 2010 to 2016. He brings a wealth of industry experience and in-depth understanding of UBS to the Board of Directors. As Vice Chairman, part of his remit will be to represent UBS in Switzerland’s most important associations, financial industry organizations and in political interactions. If elected, he will step down  as  Chairman  of  the  Board  of  UBS  Switzerland  AG.

Jeremy Anderson will continue in his role as Senior Independent Director, having chaired the Audit Committee since 2018 and being a member of the Governance and Nominating Committee since 2019. As Senior Independent Director, he has been instrumental in leading the Chairman succession process in a seamless  way,  bringing  it  to  a  successful  close  with  the  nominations  announced  today.

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Chairman of the Board of Directors Axel A. Weber said, “With Colm Kelleher’s nomination, UBS is pleased to propose a Board member and future Chairman who has a deep understanding of the global banking landscape. His more than 30 years of leadership experience in banking and excellent relationships around the world  make  Colm  an  ideal  fit  for  UBS.  I  am  convinced  that  his  background  and  skills  will  be  of  great  value  in continuing to bring the best of our firm to clients, investors, and employees. I am also pleased that Lukas Gähwiler has accepted the nomination as Vice Chairman. I always valued his significant contributions to UBS and  worked  closely  with  him  for  ten  years.  He  is  recognized  as  one  of  the  country’s  most  respected  bankers.”

Jeremy Anderson,  Vice  Chairman  and  Senior Independent Director said about  Axel  A. Weber, “I  am grateful to Axel for his leadership of UBS over the last decade. During his tenure as Chairman, Axel, jointly with CEO Sergio Ermotti, initiated and led the turnaround of UBS. He was instrumental in stabilizing and re-focusing the firm from legacy and remediation to implementing a successful strategy, focusing on a unique and well- diversified business model. He spearheaded the introduction of a strong corporate culture and recognized the importance of sustainability for banks early on. As a former regulator and central banker, he played a key role in implementing the regulatory overhaul of UBS, positioning UBS today as one of the best capitalized banks globally  with  a  strong  reputation  among clients and  employees.”

Commenting on today’s nominations, Jeremy Anderson added, “I’m delighted that Colm Kelleher, will become our next Chair, to build on UBS’s strong foundation. He is one of the most respected leaders in the financial services industry. He brings experience across all the geographic regions and major business areas in which we operate. At the same time, I’m very pleased that Lukas will be joining the Board. He has been instrumental in various roles for the success of UBS. If elected as Vice Chairman, Lukas will be contributing to the  Board’s  expertise  and  strengthen  the  bank’s  deep  and  historic  Swiss  roots.”

CEO Ralph Hamers said, “Colm brings valuable expertise in banking to the Board and I’m looking forward to working with him to further shaping the future of UBS. I’m also pleased that Lukas has accepted the nomination as Vice Chairman. His leadership and industry experience across all parts of the banking business combined  with  his  strong  connections  and  network  particularly  in  Switzerland  are  important  for  the  bank.”

Commenting on his nomination, Colm Kelleher stated, “UBS is a dynamic financial services provider with strong roots in Switzerland and an impressive global client franchise in the markets that matter most. Being able to help shape the bank’s future is a great privilege, and I look forward to working together with the Board, CEO Ralph Hamers and the whole team at UBS. UBS’s brand, client base and leading capabilities across  many  fields  in  finance  provide  an  excellent  basis  for  further  growth.”

Commenting on his nomination, Lukas Gähwiler said, “I am pleased about my nomination and proud to serve UBS as Vice Chairman. UBS’s strong global footprint and reach is founded on our success in our Swiss home market, which is close to my heart. I look forward to further contributing to UBS’s global strength and I’m honored to represent the bank in Switzerland’s most important industry and economic associations as well as in  interactions  with  various  political stakeholders.”

UBS Group AG and  UBS  AG

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Investor contact

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www.ubs.com/media

Notice to  investors

This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report on Form 20-F for the year ended 31 December 2020 and its  third  quarter  2020  report for additional  information.  These reports are  available  at www.ubs.com/investors.

Cautionary statement  regarding  forward-looking  statements

This document contains statements that constitute forward-looking statements. While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors  is  set  forth  in  documents  furnished  and  filings  made  by  UBS  with  the  US  Securities  and  Exchange  Commission,  including  the Annual Report on Form 20-F for the year ended 31 December 2020 and the third quarter 2020 report. UBS undertakes no obligation  to  update  the  information  contained herein.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  November 22, 2021